SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)


                           Stelmar Shipping Ltd. (SJH)
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                                (Name of Issuer)


                     Common Stock, Par Value $0.02 per share
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                         (Title of Class of Securities)


                                    V8726M103
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                                 (CUSIP Number)


                               George Karageorgiou
                              c/o Stelinvest Corp.
                                  Status Center
                                  2A Areos Str.
                               Vouliagmeni, 16671
                                 Athens, Greece
                              Tel: 011-301-967-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 24, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  V8726M103
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelphi Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,092,056

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,092,056

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,092,056

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1%

14.  TYPE OF REPORTING PERSON*

     HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   V8726M103
            ---------------------

     This Amendment No. 4 to Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.02 par value, of Stelmar Shipping Ltd. (the "Issuer") that are beneficially owned by Stelphi Holding Ltd. ("Stelphi") and to disclose the terms of a purchase agreement entered into by Stelphi for the acquisition of additional shares of the Issuer. Since the filing of the Third Amendment to the Schedule 13D, Stelphi has acquired a total of 53,000 shares of the issued and outstanding common shares of the Issuer. These shares were acquired through open market purchases made between April 21, 2003 and May 2, 2003. In addition, Stelphi has entered into a purchase and sale agreement with Stelshi Holding Ltd. to acquire additional shares of the Issuer as further described in Items 4 and 6 below.

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Item 1.    Security and Issuer.

     The name of the Issuer is Stelmar Shipping Ltd., a Liberian corporation. The Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the issuer's common stock, par value $0.02 per share (the "Shares").

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Item 2.    Identity and Background.

     No change from the Third Amendment to Schedule 13D.

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Item 3.    Source and Amount of Funds or Other Consideration.

     No change from the Third Amendment to Schedule 13D.

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Item 4.    Purpose of Transaction.

     Stelphi purchased 53,00 Shares from April 21 through May 2, 2003 in the open market. All Shares held by Stelphi were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of Stelphi's business or investment activities, as the case may be.

     In addition, on October 24, 2003 Polys Haji-Ioannou, the sole shareholder of Stelphi entered into a purchase and sale agreement with Stelios Haji-Ioannou, the sole shareholder of Stelshi, whereby Stelphi would purchase from Stelshi the number of Shares having an aggregate purchase price of $3,500,000 calculated based on the average closing price per Share on the New York Stock Exchange from October 24 to November 6, 2003, discounted by 5%.

     Other than as disclosed above, Stelphi has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5.    Interest in Securities of the Issuer.

     As of the date hereof, Stelphi is the beneficial owner of an aggregate of 2,092,056 Shares. Based on reports filed with the Securities and Exchange Commission, the Issuer has 17,285,688 Shares outstanding. Stelphi beneficially owns an aggregate of 12.1% of the outstanding Shares. Stelphi beneficially owns all of the above mentioned Shares. As Stelphi's sole shareholder, Polys Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelphi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any
other                                                                   purpose.
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Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On October 24, 2003, Stelios Haji-Ioannou, the sole shareholder of Stelshi Holding Ltd., as the Seller, and Polys Haji-Ioannou, the sole shareholder of Stelphi Holding Ltd., as the buyer, entered into a Stock Purchase Agreement (the "Agreement") for the purchase and sale of the number of Shares having an aggregate purchase price of $3,500,000. As set forth in the Agreement, the purchase price per share was equal to the average closing price of the Issuer's common shares traded on the New York Stock Exchange over a two week period commencing October 24, 2003, through November 6, 2003, discounted by 5%.
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Item 7.    Material to be Filed as Exhibits.

     Exhibit I - Agreement dated October 24, 2003.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       October 30, 2003
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ George Karageorgiou
                                        ----------------------------------------
                                                       (Signature)


                                                   George Karageorgiou
                                                   President
                                        ----------------------------------------
                                                       (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


21820.0001 #438896